Filed Pursuant to Rule 433
File No. 333-282432
F&G Annuities & Life, Inc.
$375,000,000 7.300% Junior Subordinated Notes due 2065
Pricing Term Sheet
January 6, 2025
The information in this pricing term sheet relates to the offering of the securities specified herein and should be read together with the preliminary prospectus supplement dated January 6, 2025 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated October 1, 2024, filed pursuant to Rule 424(b) under the Securities Act of 1933 (Registration Statement File No. 333-282432). This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms used but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	F&G Annuities & Life, Inc.

Security:	7.300% Junior Subordinated Notes due 2065 (the “Notes”)

Ranking:	Junior subordinated unsecured

Format:	SEC Registered

Expected Ratings*:	(S&P / Moody’s / Fitch): BB (stable) / Ba1 (stable) / BB (stable)

Trade Date:	January 6, 2025

Settlement Date**:	January 13, 2025 (T+5)

Aggregate Principal Amount:	$375,000,000

Maturity Date:	January 15, 2065

Offering Price:	$25 per Note

Interest Rate and Interest Payment Dates:	7.300%, payable quarterly in arrears on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2025, subject to the Issuer’s right to defer interest payments.

Optional Interest Deferral:	So long as no event of default with respect to the Notes has occurred and is continuing, the Issuer has the right, on one or more occasions, to defer interest payments on the Notes for one or more consecutive interest periods for up to five years as described in the Preliminary Prospectus Supplement. The Issuer may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an event of default or any other earlier redemption in full of the Notes. During an interest deferral period, interest will continue to accrue on the Notes at the interest rate described above. If the Issuer has paid all deferred interest on the Notes (including compounded interest thereon), the Issuer can again defer interest payments on the Notes as described above.

Payment Restrictions During Interest Deferral Period:	After the commencement of an interest deferral period until the Issuer has paid all accrued and unpaid interest on the Notes, the Issuer and its subsidiaries generally may not make payments on or redeem or purchase any shares of its capital stock or any of its debt securities that rank equal or junior in right of payment to the Notes, subject to certain limited exceptions.

Optional Redemption:	On or after January 15, 2030, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date; provided, that if the Notes are not redeemed in whole, at least $25,000,000 aggregate principal amount of the Notes, excluding any Notes held by Issuer or any of its affiliates, must remain outstanding after giving effect to such redemption, and all accrued and unpaid interest, including deferred interest (and compounded interest), must be paid in full on all outstanding Notes for all interest periods ending on or before the redemption date.

Tax Event Redemption:	Within 90 days of the occurrence of a Tax Event, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Regulatory Capital Event Redemption:	Within 90 days of the occurrence of a Regulatory Capital Event, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Rating Agency Event Redemption:	Within 90 days of the occurrence of a Rating Agency Event, in whole but not in part, at a redemption price equal to 102% of the principal amount of the Notes plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$25 and integral multiples of $25 in excess thereof

Expected Listing:	New York Stock Exchange

Gross Proceeds (before expenses and deduction of the underwriting discount) to the Issuer:	$375,000,000

Underwriting Discount:	$0.7875 per Note sold to retail investors (in the case of $211,152,500 aggregate principal amount of Notes sold to retail investors) and $0.50 per Note sold to institutional investors (in the case of $163,847,500 aggregate principal amount of Notes sold to institutional investors)

Net Proceeds (before expenses) to the Issuer:	$365,071,746.25

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Senior Co-Managers:	Citigroup Global Markets Inc. Citizens JMP Securities, LLC KeyBanc Capital Markets Inc. U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC

CUSIP / ISIN:	30190A609 / US30190A6091
*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency. The rating of the Notes should be evaluated independently from ratings of other securities.

**It is expected that delivery of the Notes will be made on or about January 13, 2025, which will be the fifth business day (T+5) following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes more than one business day prior to the scheduled settlement date should consult their own advisors.
F&G Annuities & Life, Inc. has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (the “Commission”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents F&G Annuities & Life, Inc. has filed with the Commission for more complete information about F&G Annuities & Life, Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission website at www.sec.gov. Alternatively, F&G Annuities & Life, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus (as supplemented) if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or by emailing wfscustomerservice@wellsfargo.com, BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.
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